UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2015

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Criteo S.A. (the “Company”) hereby announces that, at the combined ordinary and extraordinary meeting of shareholders held on October 23, 2015, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the below Agenda. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 56,520,162 ordinary shares of the Company, and 1,092,056 ordinary shares, representing in total 92.4% of the ordinary shares outstanding as of the meeting date, were voted at the meeting.

Criteo S.A. Agenda for the Combined Ordinary and Extraordinary Meeting of the Shareholders held on October 23, 2015

Extraordinary Matters

1.	Authorization to be given to the Board of Directors to grant time-based free shares/restricted stock units to employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code
2.	Authorization to be given to the Board of Directors to grant performance-based free shares/restricted stock units to executives and certain employees, from time to time, pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

Ordinary Matters

3.	Approval of the 2015 Time-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors
4.	Approval of the 2015 Performance-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: October 23, 2015	By:	/s/ Jean-Baptiste Rudelle
Name: Jean-Baptiste Rudelle
Title: Chief Executive Officer